British Columbia Securities Commission

QUARTERLY REPORT

FORM 51-901F

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT

CAMFLO INTERNATIONAL INC.	September 30, 2003	November 27, 2003

ISSUER ADDRESS:
Suite 1205, 750 West Pender Street

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO
Vancouver, British Columbia	V6C 1H2	(604) 685-9182	(604) 685-9181

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.
Alan Crawford	Director	(604) 837-9484
E-MAIL ADDRESS:	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE Signed: “Greg Burnett”	DATE SIGNED 03/11/27
DIRECTOR’S SIGNATURE Signed: “Thomas Doyle”	DATE SIGNED 03/11/27

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SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 2003

Date YY/MM/DD	Type of Issue	Description	Number of shares Issued	Price per share	Proceeds $	Type of consideration
03/08/29	Common	Private Placement	1,000,000	$0.30	$300,000	Cash

OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2003

Date of Grant YY/MM/DD	Number	Type	Description/name	Exercise price	Expiry date
03/09/03	130,000	Stock Options	Tom Doyle	$0.30	03/09/08
03/09/03	100,000	Stock Options	Jack McMannus	$0.30	03/09/08

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

 AT SEPTEMBER 30, 2003

Security	Amount	Exercise or convertible price per share	Expiry Date YY/MM/DD
Stock options	133,666 230,000	0.13 0.30	07/02/18
Convertible debentures	$400,000	$0.10 $0.15 $0.20 $0.25	04/02/28 05/02/28 06/02/28 07/02/28
Warrants	$400,000	$0.10 $0.15 $0.20 $0.25	04/02/28 05/02/28 06/02/28 07/02/28
Warrants	1,000,000	0.14	04/04/01
Warrants	1,000,000	$0.30	05/08/22

LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 30, 2003

Greg Burnett, Director	Jack McMannus, Director
Alan Crawford, CFO and Director	Thomas Doyle, President & CEO
Andrea Regnier, Secretary

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British Columbia Securities Commission

Quarterly Report

Form 51-901F

SCHEDULE “C”

MANAGEMENT’S DISCUSSION & ANALYSIS

For the quarter ended September 30, 2003

The following discussion of the operations, results and financial position of the Company for the quarter ended September 30, 2003 should be read in conjunction with the September 30, 2003 Interim Financial Statement and the related Notes.

Description of Business

The Company’s principal business activities are the acquisition, development and exploration, or production, and marketing of petroleum and natural gas reserves in Alberta, and Texas and is a public company, whose common shares trade on the TSX– Venture Exchange under the symbol [CFF].

Results of Operations

The Company reports a net loss of Cdn $194,248 or $0.04 per share for the nine months ended September 30, 2003.  The Company had no operating revenues but recognized interest income of $1,232 for the period.  There were no write-offs or write-downs during the period.

Administrative and corporate expenses for the third quarter were $ 97,157 compared to the preceding quarter of $88,893.  The increase in expenses for the third quarter of approximately 9% is a result in part to new management contracts entered into on June 1, 2003.  In all other respects the administrative and corporate expenses remain consistence with the preceding quarter.

Current operations

Alexander Prospect, Alberta, Canada

Camflo International has entered into an agreement to acquire a 35-per-cent net working interest of petroleum and natural gas rights in four sections of land with potential for multiple oil and gas formations in the Alexander prospect near Edmonton, Alta. The agreement calls for the company to pay 70 per cent of the costs of drilling and completion of two re-entry oil wells and two new gas wells for a 70-per-cent working interest before payout, subject to a convertible overriding royalty of 15 per cent. After payout to the company on these four wells, the convertible overriding royalty will convert to a 35-per-cent working interest, leaving the company retaining a 35-per-cent net working interest. By drilling these wells, the company earns an option to participate in additional wells on these four sections on a straight-up basis (35 per cent of costs for a 35-per-cent working interest) as well as an additional three contiguous sections (area of mutual interest) also on a straight-up basis (35 per cent of costs for a 35-per-cent working interest). The company has completed the first phase purchase of a 35-per-cent net working interest of completed gas well 3-7 (Belly River shallow gas well) for $42,000.

Snipe Lake Project, Alberta, Canada

The Company has acquired a 10% working interest of petroleum and natural gas rights in four sections north of Swan Hills, Alberta. The 10% working interest is based on paying 10% of the costs of drilling, completion and pipeline tie -in of the test well before payout subject to a convertible overriding royalty of 15%. After payout, the convertible overriding royalty will convert to a 5% working interest. By drilling this well, the Company earns an option to participate in further exploration in an additional three contiguous sections at the same terms and conditions.

Prairie River Prospect, Alberta Canada

Camflo International has entered into an agreement to acquire a 21.5-per-cent net working interest in a gas well re-completion on one section of land in the Prairie River area of Alberta. The agreement calls for the company to pay 35 per cent of the costs (approximately $56,420) of re-completion for a 21.5-per-cent working interest of petroleum and natural gas rights. In addition, the company has taken an option on three sections of adjoining lands by paying 40 per cent of a subsequent seismic program and drilling an additional well at 100-per-cent working interest before payout and 49.5-per-cent working interest after payout at the company's election.

Wimberley Project, Jack County, Texas, USA

The Company has a 20% working interest in the drilling and development of Wimberley # 5 gas well located in the Barnett Shale region in Jack County, Texas.  The operator of the project is the Cumming Company Inc. (CCI) of Fort Worth, which operates several other recently completed Barnett Shale wells in the vicinity.  The well commenced production last quarter but production has declined to a point that a refrac is now being proposed.

Related Party Transactions

Under a Management and Services Agreements with a company owned by a director and other officers and directors, the Company pays monthly management fees of $14,000.

Competition

The resource industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized resource companies, independent resource companies and other companies having financial and other resources far greater than those of the Company. Thus, a degree of competition exists between those engaged in the resource industry to acquire the most valuable properties.  As a result, the Company may eventually be unable to acquire attractive resource properties.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a resource property.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties.  This may adversely affect the Company’s ability to raise capital to acquire and explore resource properties.

The Company has a working capital of $120,190 at September 30, 2003.  Subsequent to the quarter the Company closed a Private Placement to net the treasury $500,000 by the issuance of 1,666,667 units at $0.30 per unit.  Each unit consisted on one common share, and one non-transferable share purchase warrant entitling the investor to purchase an additional share in the Company at a price of $0.30.

Subsequent Events

Share Capital

Subsequent to the period a director of the Company exercised 26,000 options, and 230,000 options were awarded to two directors at an exercise price of $0.30 per share.

$40,000 of the convertible debenture was converted into 400,000 shares and 400,000 share purchase warrants exercisable at $0.10 per share for a two year period.

Financings

Camflo International closed the private placement of 1,666,667 units, each unit consisting of one common share and one share purchase warrant at a price of 30 Canadian cents per unit. The warrants are exercisable until Oct. 7, 2004. The shares have a hold period and may not be transferred until Feb. 7, 2004. The issued and outstanding share capital of the company including this placement is 6,203,333.

Resource Properties

Snipe Lake Project, Alberta, Canada

Camflo International has continued testing at Snipe Lake on the 3-28-69-17W5 well. The well, which was cased, flowed gas in excess of two million cubic feet per day from each of the two separate drill stem tests in the two Cretaceous zones. Decisions regarding tie-in are awaiting analysis of final flow and shut-in pressures. Camflo expects further development in this area as the results from this and other wells are analyzed in more detail.

Camflo, with its partners, drilled a 2,800-metre well to test the Slave Point formation at 9-29-69-17W5. The well did not find commercial quantities of hydrocarbon and was subsequently abandoned.

By participating in the 3-28 and the 9-29 wells, Camflo has earned a 5-per-cent working interest and all rights in four sections of land in the area.

Also, as a result of grouping an adjacent license with the 3-28 well, Camflo and its partners earned 75 per cent of seven additional sections of land. Recent land sales in July and August have resulted in Camflo and its partners acquiring three additional sections of mineral rights from the Crown. Camflo now participates in 14 sections of land in the Snipe Lake prospect area.   Camflo International has entered into an agreement to acquire a 68-per-cent working interest in three sections of land in the Rainbow area of Alberta. The agreement calls for Camflo to pay 68 per cent of the costs of drilling and completion of a well to test the Keg River reef as defined by 3-D seismic. Camflo will have a 68-per-cent working interest before payout, reverting to a 34-per-cent working interest after payout, in the petroleum and natural gas rights.

In addition, Camflo has the right to participate, by way of an option, on three sections of adjoining lands with a similar anomaly.

Prairie River Prospect, Alberta Canada

Camflo International has disclosed that on Oct. 15, the 15-16 well was placed on production at Prairie River. During the last month the well has produced consistently at 800,000 cubic feet per day. Camflo has 21.6-per-cent working interest in this well.

Camflo expects to drill a development well on the adjoining three sections of land this winter with a larger working interest. With facilities in place, this well, if successful, could be placed on production immediately

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